AudioEye, Inc.

5210 E. Williams Circle, Suite 750

Tucson, AZ 85711

February 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	AudioEye, Inc.
Registration Statement on Form S-3
File No. 333-276937

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AudioEye, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on February 13, 2024, or as soon thereafter as possible. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact Matthew R. Kuhn of Faegre Drinker Biddle & Reath LLP, counsel to the Company, at matt.kuhn@faegredrinker.com or +1 612 766 8729, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

AudioEye, Inc.

/s/ James Spolar
James Spolar
General Counsel and Corporate Secretary